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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 14)

                              Hurco Companies, Inc.
                                (Name of Issuer)

     COMMON STOCK, NO PAR VALUE                            447324 10 4
   (Title of class of securities)                         (CUSIP number)

                             STEPHEN H. COOPER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                DECEMBER 27, 2000
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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NY2:\999607\01\LF@V01!.DOC\53459.0004

--------------------------------------------------------           --------------------------------------
CUSIP No. 447324 10 4                                       13D
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 BRYNWOOD PARTNERS II L.P.
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            N/A

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                     [_]
               TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   DELAWARE
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               0
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         0%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 PN

---------------------------------------------------------------------------------------------------------




                                          2

--------------------------------------------------------           --------------------------------------
CUSIP No. 447324 10 4                                       13D
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 BRYNWOOD MANAGEMENT II L.P.
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            N/A

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                     [_]
               TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   DELAWARE
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               0
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:
---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         0%
---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 PN
---------------------------------------------------------------------------------------------------------





                                          3

--------------------------------------------------------           --------------------------------------
CUSIP No. 447324 10 4                                       13D
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                    HENDRIK J. HARTONG, JR.
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:

---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY
---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            PF
---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                     [_]
               TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   UNITED STATES
               ORGANIZATION:
---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   68,012(*)
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
                       ----------------------------------------------------------------------------------
                          8    SHARED VOTING POWER:                 0
                       ----------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER:              68,012(*)
                       ----------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER:            0
---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               68,012(*)
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [X]
               SHARES:
               Excludes 4,000 shares of Common Stock held by Hendrik
               J. Hartong, Jr.'s children as to which Mr. Hartong disclaims beneficial ownership.
---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         1.2%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN
---------------------------------------------------------------------------------------------------------



----------------------

* Includes 25,000 shares that may be acquired upon the exercise of currently exercisable options.



                                        4

--------------------------------------------------------           --------------------------------------
CUSIP No. 447324 10 4                                       13D
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 RICHARD T. NINER
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            PF

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                     [_]
               TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   UNITED STATES
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   452,448(*)
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              452,448(*)
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               452,448(*)
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                       [X]
               SHARES:
               Excludes 500 shares of Common Stock held by Richard
               T. Niner's children as to which Mr. Niner disclaims
               beneficial ownership.
---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         8.0%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------


------------------

* Includes 25,000 shares that may be acquired upon the exercise of currently exercisable options.

               This Statement constitutes Amendment No. 14 to the Statement on
Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Brynwood Partners II L.P., a Delaware limited partnership ("Brynwood II"), its general partner, Brynwood Management II L.P., a Delaware limited partnership ("Brynwood Management II"), Hendrik J. Hartong, Jr. and Richard T. Niner (collectively, the "Beneficial Owners"), with respect to the Common Stock, no par value (the "Common Stock"), of Hurco Companies, Inc. (the "Company"). The Statement constitutes the final filing on Schedule 13D by Brynwood II and Brynwood Management II, as such Beneficial Owners no longer own any shares of Common Stock, and by Mr. Hartong, as such Beneficial Owner no longer owns more than 5% of the outstanding Common Stock.

               Item 3. Source and Amount of Funds or Other Considerations.
                       --------------------------------------------------

               The total amount required by Mr. Niner to effect the purchases described on Schedule A hereto was $123,991.55, all of which was derived from Mr. Niner's personal funds.

               Item 4. Purpose of the Transaction.
                       --------------------------

               The purchases of shares of Common Stock by Mr. Niner described on Schedule A hereto were made solely for the purpose of increasing Mr. Niner's equity position in the Company at prices deemed favorable. Mr. Niner may purchase additional shares of Common Stock from time to time in the open market or in privately negotiated transactions as and when appropriate opportunities may arise.

               Item 5. Interest in Securities of the Issuer.
                       ------------------------------------

               (a)-(b) As of January 4, 2001, the Beneficial Owners beneficially owned the following shares of Common Stock:

                  (i) Hendrik J. Hartong, Jr. is the direct owner of 68,012 shares of Common Stock (including 25,000 shares of Common Stock issuable upon the exercise of non-qualified stock options that are currently exercisable). The 68,012 shares represent approximately 1.2% of the 5,673,858 outstanding shares of Common Stock. Mr. Hartong has sole voting and dispositive power over the shares of Common Stock that he owns directly. Mr. Hartong disclaims beneficial ownership with respect to an aggregate of an additional 4,000 shares of Common Stock (less than .1%) held by his children, as to which he has no voting or dispositive power.

                  (ii) Richard T. Niner is the direct owner of 452,448 shares of Common Stock (including 25,000 shares of Common Stock issuable upon the exercise of non-qualified stock options that are currently exercisable). The 452,448 shares represent approximately 8.0% of the 5,673,858 outstanding shares of Common Stock. Mr. Niner has sole voting and dispositive power over the 452,448 shares that he owns directly. Mr. Niner disclaims beneficial ownership with respect to an aggregate of an additional 500 shares of Common Stock (less than .1%) held by his children, as to which he has no voting or dispositive power.

               (c) Except as set forth on Schedule A hereto, none of the Beneficial Owners has effected any transactions in shares of Common Stock during the past sixty days.

               (d) Not applicable.

               (e) As a result of the sales of Common Stock set forth on Schedule A hereto, Brynwood II and Brynwood Management II no longer own any shares of Common Stock. In addition, Mr. Hartong no longer owns more than 5% of the outstanding Common Stock. Accordingly, Brynwood II, Brynwood Management II and Mr. Hartong are no longer Beneficial Owners.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


           Dated:  January 5, 2001


                                        BRYNWOOD PARTNERS II L.P.
                                        By: Brynwood Management II L.P.,
                                        its General Partner

                                        By: /s/ Richard T. Niner
                                            ----------------------------------
                                            Richard T. Niner,
                                            a Partner

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

           Dated:  January 5, 2001

                                               BRYNWOOD MANAGEMENT II L.P.

                                               By: /s/ Richard T. Niner
                                                   ----------------------------
                                                   Richard T. Niner,
                                                   a Partner

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

           Dated:  January 5, 2001

                                             Hendrik J. Hartong, Jr.,

                                             By: /s/ Richard T. Niner
                                                 ----------------------------
                                                 Richard T. Niner,
                                                 Attorney-in-Fact

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

           Dated:  January 5, 2001

                                               /s/ Richard T. Niner
                                               ------------------------------
                                               Richard T. Niner

                                   SCHEDULE A

                          TRANSACTIONS IN COMMON STOCK
                             DURING PAST SIXTY DAYS*


               Number of          Purchase           Reporting         Price per
  Date           Shares           or Sale             Person             Share
  ----           ------           -------             ------             -----

12/06/00            500           Purchase             Niner             $3.48
12/18/00          1,100           Purchase             Niner             $3.38
12/19/00          2,400           Purchase             Niner             $3.38
12/20/00          3,500           Purchase             Niner             $3.46
12/21/00            500           Purchase             Niner             $3.38
12/26/00          1,000           Purchase             Niner             $3.54
12/27/00          5,700           Purchase             Niner             $3.49
12/27/00        278,001            Sale**           Brynwood II          $4.39
12/28/00          5,300           Purchase             Niner             $3.50
12/29/00         15,900           Purchase             Niner             $3.44


---------------------------

* Unless otherwise indicated, all transactions were effected through the public markets.

** Brynwood II sold these shares to the Company in a private transaction.








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